SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 18, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

September 18, 2015

Notice Regarding Completion of Delisting from the London Stock Exchange

Sungnam City, Korea – Pursuant to its announcement made on July 30, 2015, KT Corporation (“KT Corp.”) (LSE: KTCD ADR), applied to each of the UK Listing Authority and the London Stock Exchange for, respectively, the cancellation of the listing of KT Corp.’s depositary receipts representing shares of its common stock (“Depositary Receipts”) from the Official List and the cancellation of the admission to trading of the Depositary Receipts from the Main Market of the London Stock Exchange (together, the “delisting” of the Depositary Receipts). KT Corp. hereby announces that such delisting took effect from 8:00 a.m. (London time) on September 18, 2015.

The Depositary Receipts continue to be listed on the New York Stock Exchange.